LSH PARTNERS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69817

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LSH Partners Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 West 57th Street 5th floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Kirschenblatt — 516-222-9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich, Ende & Malter Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____James L. Kempner_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____LSH Partners Securities, LLC_____ , as
of _December 31_____ , 20 _20_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

$J \rightarrow L. K. \sim$
Signature

President
Title



Lori A Dowe
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 4868323
Qualified in New York County
Commission Expires   August 18, 2022

Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
     of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
     Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
     consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LSH PARTNERS SECURITIES, LLC

DECEMBER 31, 2020

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm





RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
LSH Partners Securities, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LSH Partners Securities, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of LSH Partners Securities, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of LSH Partners Securities, LLC's management. Our responsibility is to express an opinion on LSH Partners Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LSH Partners Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as LSH Partners Securities, LLC's auditor since 2017.
New York, New York
February 19, 2021

PrimeGlobal | An Association of Independent Accounting Firms

LSH PARTNERS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS	
Cash	$ 189,078
Accounts receivable	20,323
Prepaid expenses	69,064
Total assets	$ 278,465
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Due to member	$ 148,915
Accounts Payable	777
Total liabilities	149,692
Member's equity	128,773
Total liabilities and member's equity	$ 278,465

The accompanying notes are an integral part of this financial statement

LSH PARTNERS SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2020

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

LSH Partners Securities, LLC (the "Company") is wholly-owned by LSH Partners, LLC (the "Member"). The Company was organized on May 31, 2016 as a Delaware limited liability company and is registered to do business in New York as a foreign limited liability company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC") as of November 15, 2016. The operating agreement provides for the limited liability company to exist in perpetuity. The member's limit on liability is based on the relevant state law. The Company renders financial advisory services to selected clients with respect to capital raising, business restructurings and other financial services.

As of December 8, 2020, the Firm will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The firm's business activities are, and will remain as described below.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates
The preparation of financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition (continued)

The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

As part of their corporate advisory work the Company will earn a success fee to assist clients with capital raising which includes introducing potential investors and or assisting in the sale of the company or the private placement of securities in furtherance of a capital raise. Management believes that the performance obligation is satisfied on the closing date of the transaction, which is when the pricing is agreed upon. Retainers received may be deducted when determining the success fee. Retainers and other fees received from clients before recognizing revenue are reflected as deferred revenues. Advisory fees and success fees were earned over time and at a point in time, respectively for the year ended December 31, 2020.

The following table provides information about receivables and contract liabilities from contracts with customers:

| | December 31 | |
	2019	2020
Accounts receivable	$ 387,052	$ 20,323

Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts. The allowance is based on management's estimate of the amount of receivables that will actually be collected. Management determined that at December 31, 2020, an allowance for doubtful accounts was not necessary,

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Valuation of Investments at Fair Value

The Company applies the provisions of ASC 820, Fair Value Measurements, which, among other matters, requires disclosures about investments that are measured and reported at fair value. ASC 820 establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. Management reviews on a periodic basis financial information to determine the fairness of the valuation inputs obtained for any level 3 investment. Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Observable inputs other than the quoted prices in level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the prices for similar assets and liabilities and other observable information that can be corroborated by market data.

Level 3 – Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available, representing the management's own assumptions about the assumptions that a market participant would use in valuing the asset or liability, and that would be based on the best information available.

The Company did not have any investments at December 31, 2020.

Uncertain tax positions

The Company applies the provisions of ASC 740 "Income Taxes" as they relate to uncertain tax positions. The Company was not required to recognize any amounts from uncertain tax positions as of December 31, 2020.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. In the event that tax authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expense and income taxes payable

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Leases

In accordance with ASU No. 2016.02, Leases (Topic 842) ("ASC Topic 842"), the Company accounts for its existing operating lease as an operating lease using the practical expedients permitted under ASC Topic 842. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short term. As such, there was no impact on the financial statements upon adoption.

Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company identified fees and other receivables as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of January 1, 2020. Accordingly, the Company recognized no adjustment upon adoption.

3. **CONCENTRATION OF CREDIT RISK**

The Company's cash deposits are held by one financial institution and therefore, are subject to credit risk to the extent those balances exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

4. RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, the Company reimburses the member for allocated salaries, rent and communication expenses paid for by the Member. These charges are updated periodically, and determined based on percentages of personnel time and other factors.

For the year ended December 31, 2020, pursuant to a unanimous written consent, the Member of the Company made non-cash capital contributions of $375,000 by forgiving debt incurred by the Company to the Member. In addition, the Member received a distribution of securities from the Company in the amount $20,000 which did not result in any gain or loss to the Company for the year ended December 31, 2020. The Company has recorded a due to member in the amount of $148,915 related to unpaid allocated expenses as of December 31, 2020. Amounts due to member are non-interest bearing and are due on demand.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 ("The Rule") of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2020, the Company had net capital, as defined, of $39,387, which exceeded the required minimum net capital of $9,980 by $29,407. Aggregate indebtedness at December 31, 2020 totaled $149,692. The Company's percentage of aggregate indebtedness to net capital was 380.05%.

It is the intention of the member to continue to support and operate the Company for the twelve-month period from the date that these financial statements are issued and contribute the necessary capital to maintain the operations, fund its ongoing expenses and meet the net capital requirements of the SEC's Uniform Net Capital Rule.

6. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred through February 28, 2021, the date these financial statements were available to be issued and determined that there are no material events that would require disclosures in the Company's financial statements.